UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

RECOVERY ENERGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

75626X103

(CUSIP Number)

Brian Fleischmann Hexagon Investments, Inc. 730 17th Street, Suite 800 Denver, CO 80202

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 28, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75626X103	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS Hexagon, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,250,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,250,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,250,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 11.8% (2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)	Includes (i) 1,250,000 shares owned by Hexagon, LLC and (ii) 1,000,000 shares underlying warrants held by Hexagon. All share numbers have been adjusted to reflect the 1-for-4 reverse stock split effected by the Issuer on October 19, 2011.
(2)	Based upon 19,016,143 shares of Common Stock outstanding, which equals 18,016,143 shares of Common Stock outstanding as of November 9, 2012 according to the Issuer’s most recent Quarterly Report on Form 10-Q, plus 1,000,000 shares of Common Stock issuable pursuant to immediately exercisable warrants held by Hexagon.

CUSIP No. 75626X103	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS Scott J. Reiman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,675,000 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,675,000 (1)
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,675,000 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.1% (2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)	Includes (i) 1,250,000 shares owned by Hexagon, LLC, (ii) 1,000,000 shares underlying warrants held by Hexagon, (iii) 129,008 shares owned by Labyrinth Enterprises LLC, which is controlled by Scott J. Reiman, (iv) 245,992 shares owned by Reiman Foundation, which is controlled by Scott J. Reiman and (v) 50,000 shares owned by Scott J. Reiman. Mr. Reiman is President of Hexagon. All share numbers have been adjusted to reflect the 1-for-4 reverse stock split effected by the Issuer on October 19, 2011.
(2)	Based upon 19,016,143 shares of Common Stock outstanding, which equals 18,016,143 shares of Common Stock outstanding as of November 9, 2012 according to the Issuer’s most recent Quarterly Report on Form 10-Q, plus 1,000,000 shares of Common Stock issuable pursuant to immediately exercisable warrants held by Hexagon.

CUSIP No. 75626X103	13D	Page 4 of 8 Pages

Item 1.	Security and Issuer

This Amendment No. 2 (this “Amendment”) amends the statement on Schedule 13D filed on April 14, 2010, as amended by Amendment No. 1 filed on April 26, 2010 (as so amended, the “Schedule 13D”), with respect to the common stock, $0.0001 per share par value (the “Common Stock”), including shares of Common Stock issuable upon exercise of warrants, of Recovery Energy, Inc., a Nevada corporation (the “Issuer”). Capitalized terms used herein without definition have the meanings assigned to them in the Schedule 13D. This Amendment reports the beneficial ownership by the reporting persons of the Issuer’s Common Stock as of December 5, 2012. All share numbers and warrant exercise prices have been adjusted to reflect the 1-for-4 reverse stock split effected by the Issuer on October 19, 2011.

Item 2.	Identity and Background

(a) This Amendment is jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (1) Hexagon, LLC (“Hexagon”) (formerly known as Hexagon Investments, LLC), and (2) Scott J. Reiman, by virtue of his ownership and control of Hexagon. Hexagon and Mr. Reiman are sometimes referred to herein individually as a “Reporting Person” and collectively as the “Reporting Persons.”

(b) The principal business address of each of Hexagon and Mr. Reiman is 703 17th Street, Suite 800, Denver, CO 80202.

(c) The principal business of Hexagon is as a private investment company that engages in marketable securities, real estate, private equity and venture capital, and oil and gas. The principal occupation of Mr. Reiman is as the founder and President of Hexagon.

(d) During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Hexagon is a Colorado limited liability company. Mr. Reiman is a citizen of the United States of America.

The agreement among the Reporting Persons to file jointly (the “Joint Filing Agreement”) is attached hereto as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by such Reporting Person.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby supplemented as follows:

Hexagon received a five-year warrant to purchase 250,000 shares of Common Stock with an exercise price of $1.50 per share in connection with a loan modification agreement entered into with the Issuer on May 28, 2010. As required by the loan modification agreement, on January 1, 2011, the Issuer to issue an additional five-year warrant to purchase 250,000 shares of Common Stock at $1.50 per share to Hexagon.

CUSIP No. 75626X103	13D	Page 5 of 8 Pages

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented as follows:

Hexagon entered into a loan modification agreement with the Issuer on May 28, 2010, which extended the maturity date of the loans to December 1, 2011. In consideration for extending the maturity of the loans, Hexagon received a five-year warrant to purchase 250,000 shares of the Issuer’s Common Stock at an exercise price of $1.50 per share. The loan modification agreement also required the Issuer to issue an additional five-year warrant to purchase 250,000 shares of Common Stock at $1.50 per share to Hexagon if the Issuer did not repay the loans in full by January 1, 2011. Because the loans were not paid in full by January 1, 2011, the Issuer issued the additional warrant to Hexagon.

In December 2010, Hexagon extended the maturity of the loans to September 1, 2011. During the last half of 2011, Hexagon agreed to temporarily suspend for five months the requirement to remit monthly net revenues in the total amount of approximately $2 million as payment on the notes. In November 2011, Hexagon extended the maturity to January 1, 2013. In March 2012, Hexagon extended the maturity of the notes to June 30, 2013, and in connection therewith, the Issuer agreed to make minimum monthly note payments of $0.33 million, effective immediately. In November 2011, Hexagon also temporarily advanced the Issuer an additional amount of $0.31 million, which was repaid in full in February 2012. In July 2012, Hexagon extended the maturity date to September 30, 2013. In November 2012, Hexagon extended the maturity date of the loans to December 31, 2013.

In connection with discussion of additional loan extensions, Hexagon, in its capacity as a creditor of the Issuer, has informally made suggestions to the Issuer both orally and in writing, as to certain areas of concern with respect to the following: evaluation of personnel, succession planning, adding unspecified independent directors and an independent chair, preparation of a strategic plan and addressing financial concerns, and capital structure issues. Hexagon expects such discussions with the Issuer will continue in connection with proposals to modify terms of the loans.

Hexagon has entered into a Stockholders Agreement dated June 23, 2010, with the Issuer and other stockholders of the Issuer, pursuant to which Hexagon is entitled to nominate one person for election to the Issuer’s board of directors, and the other stockholder parties have agreed to vote their shares of the Issuer’s Common Stock in favor of the election of that nominee. Conway J. Schatz, Vice President of Hexagon Investments, Inc., served as a member of the Issuer’s board of directors until his resignation on January 31, 2012. Hexagon has not designated a replacement nominee and has no current plans to do so.

Other than as described above, the Reporting Persons do not have any plans or proposals relating to any of the following: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act (upon reduction of the number of stockholders to less than 300); or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer

(a) – (b) The following disclosure assumes there are 18,016,143 shares of Common Stock of the Issuer outstanding as of November 9, 2012, which number is based on information set forth in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on November 9, 2012.

CUSIP No. 75626X103	13D	Page 6 of 8 Pages

The aggregate number and percentage of the class of securities identified pursuant to Item 1 of this Schedule 13D that are beneficially owned by the Reporting Persons listed in Item 2, or that the Reporting Persons listed in Item 2 may be deemed to beneficially own pursuant to Rule 13d-3 of the Act as of the date hereof, are as follows:

•

Hexagon beneficially owns 2,250,000 shares of the Issuer’s Common Stock, consisting of 1,250,000 shares of Common Stock and 1,000,000 shares issuable upon exercise of warrants, representing in the aggregate approximately 11.8% of the outstanding shares of Common Stock of the Issuer as of November 9, 2012.

•

Mr. Reiman beneficially owns 2,675,000 shares of the Issuer’s Common Stock, consisting of (i) 1,250,000 shares owned by Hexagon, LLC, (ii) 1,000,000 shares underlying warrants held by Hexagon, (iii) 129,008 shares owned by Labyrinth Enterprises LLC, which is controlled by Scott J. Reiman, (iv) 245,992 shares owned by Reiman Foundation, which is controlled by Scott J. Reiman and (v) 50,000 shares owned by Scott J. Reiman, representing in the aggregate approximately 14.1% of the outstanding shares of Common Stock of the Issuer as of November 9, 2012.

The aggregate number and percentage of the shares of Common Stock beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than the entities identified above as holding the shares of Common Stock reported on this Schedule 13D) is the beneficial owner of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Neither of the Reporting Persons has effected any transaction in the Common Stock of the Issuer during the past 60 days.

(d) Except as specifically set forth in this Item 5, to the knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock of, the Issuer that are beneficially owned directly, or deemed beneficially owned indirectly, by the Reporting Persons.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby supplemented as follows:

In connection with the transactions described in Item 3 of this Amendment, Hexagon entered into a letter agreement with the Issuer dated May 28, 2010, and the Issuer issued Hexagon a five-year warrant to purchase 250,000 shares of the Issuer’s Common Stock for $1.50 per share. In accordance with the terms of the letter agreement, on January 1, 2011, the Issuer issued Hexagon an additional five-year warrant to purchase 250,000 shares of the Issuer’s Common Stock for $1.50 per share.

Hexagon also has entered into a Registration Rights Agreement dated June 17, 2010, with the Issuer, and a Stockholders Agreement dated June 23, 2010, with the Issuer and other stockholders of the Issuer.

CUSIP No. 75626X103	13D	Page 7 of 8 Pages

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 1.	Joint Filing Agreement dated December 13, 2012, among the Reporting Persons (filed herewith).

Exhibit 2.	Warrant issued to Hexagon, LLC (incorporated herein by reference to Exhibit 4.2 to the Issuer’s Current Report on Form 8-K filed on June 4, 2010).

Exhibit 3.	Letter Agreement with Hexagon, LLC (incorporated herein by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on June 4, 2010).

Exhibit 4.	Registration Rights Agreement with Hexagon Investments, Inc. (incorporated herein by reference to Exhibit 10.5 to the Issuer’s Current Report on Form 8-K filed on June 18, 2010).

Exhibit 5.	Stockholders Agreement with Hexagon Investments, Inc. (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on June 29, 2010).

Exhibit 6.	Warrant Issued to Hexagon, LLC on January 1, 2011 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on January 4, 2011).

Exhibit 7.	Amendments to Hexagon, LLC Promissory Notes (incorporated herein by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on January 4, 2011).

Exhibit 8.	Amendments to three Credit Agreements with Hexagon, LLC, dated March 15, 2012 (incorporated herein by reference to Exhibit 10.55 to the Issuer’s Annual Report on Form 10-K filed on March 21, 2012).

CUSIP No. 75626X103	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2012

HEXAGON, LLC
By:	/s/ Brian Fleischmann
Name:	Brian Fleischmann
Title:	Executive Vice President
SCOTT J. REIMAN
/s/ Scott J. Reiman
Name:	Scott J. Reiman